Exhibit 99.1

SaverOne Expands Global Collaboration with Cemex

Completed European Installation Milestones & Advancing to Additional Regions

Petah Tikvah, Israel, Feb. 13, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in transportation safety solutions, today announced the completion of the installation of its Driver Distraction Prevention System (DDPS) in Cemex Croatia, the fifth country where Cemex have assimilated SaverOne’s safety system, joining Spain, Germany, the Czech Republic and Israel.

This milestone concludes a key phase in SaverOne’s strategy to scale from localized deployments within Cemex Europe toward a broader global rollout. SaverOne and Cemex share a long-term vision to build on the successful implementations to date and advance to a new phase of cooperation focused on expanding installations across additional Cemex regions, as well as other global work-truck fleets. The objective of this next phase is to support the adoption of a consistent and comprehensive safety culture throughout Cemex’s worldwide operations.

Mr. Ori Gilboa, CEO of SaverOne, stated, “The successful deployment in Croatia represents an important milestone and concludes a significant phase of our collaboration with Cemex, following strong rollouts across Israel and Europe. These achievements demonstrate Cemex’s confidence in our solution and reflect our shared commitment to enhancing driver safety across diverse fleet operations. Building on this momentum, we are now focused on expanding installations into additional Cemex regions worldwide and supporting the adoption of a consistent and comprehensive safety culture across its global operations. This progress aligns with our strategy of deepening relationships with large multinational customers operating global fleets.”

Michal Padusinsky, Director Supply Chain Czechia, Germany & Poland at Cemex, said, “Driver safety is a critical component for our operational excellence. SaverOne’s solution supports our ongoing efforts to reduce distraction-related risks and strengthen safety standards across our European fleets. We are encouraged by the results to date and see value in continuing to expand its use within our operations.”

Alen Voloder, Director Supply Chain Croatia at Cemex, added, “The deployment of SaverOne’s system in our Croatian fleet is another step in reinforcing our safety culture. Solutions that actively help prevent driver distraction play an important role in protecting our drivers, assets, and the communities in which we operate.”

About Cemex:

Cemex is an industry leading global construction materials and solutions company that is building a better future safely through more sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies.

Cemex offers cement, ready-mix concrete, aggregates, and urbanisation solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies.

For more information please visit: www.cemex.com

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; the continued success of the Cemex deployment, our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com